UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press release

Bonn, February 25, 2010

Deutsche Telekom increases profitability and meets financial targets for 2009

▪  Strong performance in Germany and at T-Systems
▪  OTE contributes EUR 2 billion to Group's adjusted EBITDA
§  Board of Management and Supervisory Board propose dividend of EUR 0.78

Deutsche Telekom has achieved its revised financial guidance for the full year 2009, increasing the Group’s profit margin. While revenue increased 4.8 percent to EUR 64.6 billion compared with 2008, adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) grew 6.2 percent to EUR 20.7 billion. This resulted in an adjusted EBITDA margin of 32.0 percent, up from 31.6 percent the previous year. The increase in profitability is even more marked in the fourth quarter of 2009: while revenue increased 0.6 percent year-on-year, adjusted EBITDA rose by 8.6 percent.

The consolidation of the Greek company OTE in February had a major impact on the figures. Over the full year, OTE contributed EUR 5.4 billion to revenue and EUR 2.0 billion to adjusted EBITDA. Synergies for the entire year totaled EUR 105 million, coming in above budget.

Free cash flow was on target at EUR 7.0 billion for the full year, a mere 0.9 percent down on the 2008 level. Adjusted net profit totaled EUR 3.4 billion, 1.1 percent below the prior-year figure. In unadjusted terms, net profit was considerably lower than the previous year at EUR 0.4 billion. This was mainly attributable to impairment losses of EUR 2.3 billion recognized on goodwill in the United Kingdom and Southeastern Europe.

“After a bumpy start, we rounded 2009 off with good results,” said René Obermann, CEO of Deutsche Telekom. “Cost discipline was key to getting through economically challenging times. However, we did not save at the expense of the future, but continued to invest heavily.“

The Save for Service efficiency program has generated savings of EUR 5.9 billion since its launch, more than initially planned. In further continuation of the program, the gross cost base is now to be reduced by another EUR 4.2 billion by 2012. The cost-cutting measures helped offset some of the negative factors in 2009, including the effects of the weak economy, lower roaming revenues, regulatory decisions such as reduced mobile termination charges in some countries and higher tax liabilities for telecommunications services, along with the negative impact of exchange rate fluctuations. At the same time, the Group’s cash capex in 2009 totaled EUR 9.2 billion, an increase of 5.7 percent year-on-year.

Business in Germany developed particularly well. While the targets of a 45 percent DSL net add market share and the sale of one million Entertain packages were achieved in the fixed network, German mobile business consolidated its position as market leader. Business at T-Systems has developed particularly well. The most important profitability indicator for Systems Solutions, the adjusted EBIT margin (earnings before interest and taxes), was up from 0.7 to 2.6 percent due to a continued improvement in efficiency during the past year.

The Board of Management and Supervisory Board have decided to propose an unchanged dividend of EUR 0.78 per share to the shareholders’ meeting. As in the previous year, the 2009 dividend will be tax-free in Germany. In view of the ongoing economic uncertainty, Deutsche Telekom is expecting EBITDA of around EUR 20.0 billion and a free cash flow of around EUR 6.2 billion for the current financial year.

Overview of the development in the operating segments:

Germany
Deutsche Telekom’s domestic fixed-network and mobile business was successful across the board. While revenue decreased 3.7 percent to EUR 25.4 billion in the full year 2009, adjusted EBITDA declined only 1.6 percent to EUR 9.6 billion, resulting in an improved margin of 37.7 percent compared with 37.0 in 2008.

In the fixed network, line losses and the reduction in call charges resulted in an expected revenue decline of 5.3 percent compared with 2008. At the same time, adjusted EBITDA decreased by just 2.4 percent. A DSL net add market share of just over 45 percent and the sale of more than one million Entertain packages underscore the operational strength of fixed-network business. The number of line losses decreased to 417,000 in the fourth quarter, the lowest in any quarter since the end of 2005. In the full year, 2.1 million line losses were recorded, almost 17 percent less than in 2008.

German mobile business is growing again. Revenue increased by 0.5 percent to EUR 8.1 billion in the full year 2009. Adjusted EBITDA remained constant throughout the entire year before increasing 16 percent year-on-year in the fourth quarter. At the same time, T-Mobile Deutschland succeeded in expanding its market leadership in service revenues, also attributable to the growth sector of mobile data revenue, which was up 46 percent to almost EUR 1 billion in 2009. The success of value-driven growth is also reflected in the increased share of contract customers in the total customer base.  At year-end, Deutsche Telekom served 17.2 million mobile contract customers in Germany, up 1.1 percent compared with the end of 2008.

United States
T-Mobile USA was under intensified competitive pressure in the past financial year. As a consequence, the U.S. mobile subsidiary posted a
1.6-percent decline in revenue to USD 21.5 billion compared with 2008 and a decrease in adjusted EBITDA of 4.5 percent to USD 5.9 billion. The figures looked somewhat better on a euro basis with revenue up 3.4 percent and a slight increase of 0.5 percent in adjusted EBITDA. The number of customers rose by one million in 2009, totaling 33.8 million at the end of the year. Having lost 77,000 customers in the third quarter, T-Mobile USA returned to growth in the fourth quarter with 371,000 net additions.

It surpassed its build-out targets for the 3G network in 2009 with the network now covering a population of 205 million. The entire 3G network was also upgraded with the HSPA standard and now supports data transmission rates of up to 7.2 MBit per second. The introduction of HSPA+ in test markets marked the launch of this yet more powerful standard.

Mobile data business continues to grow strongly. Average data revenue per customer was USD 10.20 in the fourth quarter, which is more than 22 percent of total revenue per customer. A year ago, this figure was still below 19 percent. Total data revenue increased by 35 percent to USD 598 million in the fourth quarter compared with the same period in 2008. For the full year 2009, T-Mobile USA’s data revenue totaled
USD 2.2 billion, up 37 percent on 2008.

Europe
The mobile communications companies combined under the Europe operating segment all maintained their market position and improved their margins in a difficult environment with the exception of T-Mobile UK. Regulatory decisions and the reduction in termination charges and roaming prices had a negative impact on adjusted EBITDA in the low hundreds of millions. Exchange rate effects, mainly in the United Kingdom and Poland, also had an adverse impact.

The Europe segment recorded a revenue decrease of 11.6 percent and a decline in adjusted EBITDA of 13.0 percent over the full year on account of these influences. Adjusted in particular for the regulatory and exchange rate effects mentioned, revenues remained stable and adjusted EBITDA rose slightly. The initiatives to enhance efficiency were increasingly successful over the course of the year, resulting in the adjusted EBITDA margin developing better in the fourth quarter than during the full year in all countries except the United Kingdom.

In the Netherlands, T-Mobile successfully completed the integration of Orange Nederland. Substantial synergies were leveraged and the EBITDA margin increased from 18 to 30 percent in the fourth quarter as a result.
T-Mobile CZ, market leader in terms of customer numbers and service revenues in the Czech Republic, also put in a strong performance: Its contract customer churn rate of just 0.5 percent in 2009 was a record low.  In Poland, PTC finished the year successfully on the whole despite the major negative effects of the economic crisis. The EBITDA margin for the full year increased slightly year-on-year to 35.1 percent.
The customer base shifted towards lucrative contract customers throughout the entire segment, recording almost 900,000 net additions in this category.

Southern and Eastern Europe
Deutsche Telekom reinforced its position despite the difficult economic environment in Southern and Eastern Europe due to the first-time full consolidation of OTE.  Following the inclusion of the OTE group effective February of this year, the segment recorded a year-on-year revenue increase of around EUR 1.4 billion to EUR 2.6 billion in the fourth quarter. Adjusted EBITDA rose by EUR 0.5 billion to EUR 0.9 billion. Over the full year, revenue totaled EUR 9.7 billion, up EUR 5.0 billion year-on-year. Adjusted EBITDA was EUR 3.8 billion during the same period, increasing EUR 1.8 billion compared with the prior year.

The OTE group supported this development, contributing EUR 5.4 billion to revenue and EUR 2.0 billion to adjusted EBITDA. In all other national companies, revenues declined in both the fourth quarter and the full year on a euro basis. Exchange rate effects – primarily from the translation of Hungarian forints to euros – had a particularly negative impact. In addition, the difficult economic situation and continuing intense competitive pressure in both mobile communications and the traditional fixed network negatively affected revenue. Nevertheless, a high EBITDA margin of almost 40 percent was reached in 2009.

The broadband market also grew in the 2009 financial year. With a total of 3.8 million broadband lines, the operating segment reported a year-on-year increase of 15 percent. Another pleasing development was IPTV business: The number of customers for Internet-based TV almost doubled at over 400,000.

The number of mobile customers rose by 3 million to 34.6 million over the entire year. All mobile companies contributed to the increase in customer numbers. All countries except Greece and Albania recorded a trend away from the prepay market toward contract customer business.

Systems Solutions
Systematic efficiency enhancement significantly improved margins at T-Systems. Although the ongoing noticeable restraint exercised by customers led to a revenue decline, successful cost management improved adjusted earnings. In addition, a pleasing uptrend in new orders was posted in the fourth quarter, increasing by 15.3 percent to just under EUR 3.3 billion compared with the fourth quarter of 2008. In the full year, the level of new orders decreased by 9.1 percent to EUR 9.3 billion as a result of the financial and economic crisis.

New big deals clinched in the last quarter of 2009 included contracts with utility company Eskom and transport company Transnet in South Africa, where T-Systems also took over ICT service provider Arivia as part of the two big deals. Other big deals were concluded by T-Systems, for example, with the Dutch electronics company Philips and the British energy group BP.

Revenue at Systems Solutions decreased 5.8 percent year-on-year to EUR 8.8 billion in 2009. At 8.7 percent, the decline in intragroup revenue was disproportionately high, underlining T-Systems’ contribution to Deutsche Telekom’s cost-cutting efforts once again.

The substantial improvement in profitability was reflected in the significant increase in adjusted EBIT, which, at EUR 229 million, was more than triple the figure recorded in 2008. The growth rate was also very high in the fourth quarter at 52.1 percent. The adjusted EBIT margin totaled 2.6 percent for the full year, up from 0.7 percent the previous year. Between October and December 2009, this measure even increased to 3.1 percent. T-Systems must now systematically continue this course of increasing efficiency in a persistently difficult business environment in order to achieve the planned level of profitability that will put it on an equal footing with its competitors. This requires further cost discipline.

The Deutsche Telekom Group at a glance*:
	Q4 2009 millions of €	Q4 2008 millions of €	Change %	FY 2009 millions of €	FY 2008 millions of €	Change %
Net revenue - Domestic - International	16,200 7,072 9,128	16,109 7,289 8,820	0.6 (3.0) 3.5	64,602 28,033 36,569	61,666 28,885 32,781	4.8 (2.9) 11.6
Profit (loss) before income taxes	460	(695)	n.a.	2,655	3,452	(23.1)
Adjusted profit before income taxes	1,605	1,254	28.0	6,033	5,884	2.5
Net profit (loss)	(3)	(730)	99.6	353	1,483	(76.2)
Adjusted net profit	905	861	5.1	3,390	3,426	(1.1)
EBITDA	4,543	3,600	26.2	19,906	18,015	10.5
Adjusted EBITDA	5,070	4,669	8.6	20,668	19,459	6.2
Net cash from operating activities	3,974	4,070	(2.4)	15,795	15,368	2.8
Free cash flow before dividend payments	1,863	1,245	49.6	6,969	7,033	(0.9)
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(2,249)	(2,941)	23.5	(9,202)	(8,707)	(5.7)
Net debt at reporting date				40,911	38,158	7.2
Number of employees at reporting date				259,920	227,747	14.1

Germany operating segment*:
	Q4 2009 millions of €	Q4 2008 millions of €	Change %	FY 2009 millions of €	FY 2008 millions of €	Change %
Total revenue - Fixed network - Mobile communications	6,401 4,673 2,101	6,608 4,987 2,007	(3.1) (6.3) 4.7	25,423 18,736 8,109	26,400 19,782 8,069	(3.7) (5.3) 0.5
Net revenue	5,985	6,171	(3.0)	23,813	24,754	(3.8)
Profit from operations	1,054	584	80.5	5,062	4,624	9.5
EBITDA	2,112	1,643	28.5	9,258	8,804	5.2
Adjusted EBITDA - Fixed network - Mobile communications	2,340 1,452 894	2,269 1,499 771	3.1 (3.1) 16.0	9,607 6,247 3,373	9,764 6,400 3,364	(1.6) (2.4) 0.3
Average number of employees	82,737	87,178	(5.1)	84,584	89,961	(6.0)

Comments on the table:
The contributions of the subsegments generally show the unconsolidated view and do not take into consideration consolidation effects at operating segment level.
Effective July 1, 2009 the Germany operating segment includes the fixed-network and mobile communications business. The fixed-network figures include PASM (Power and Air Condition Solution Management GmbH & Co. KG) without Global Network, International Carrier Services & Solutions (ICSS), the share of Deutsche Telekom AG in the Product House as well as the business customers transferred from the Systems Solutions operating segment effective January 1, 2009. The mobile communications figures include DFMG (Deutsche Funkturm GmbH).
All prior-quarter and prior-year figures have been adjusted for better comparability. Percentages were calculated on the basis of figures shown.

United States operating segment*:
	Q4 2009 millions of €	Q4 2008 millions of €	Change %	FY 2009 millions of €	FY 2008 millions of €	Change %
Total revenue	3,658	4,341	(15.7)	15,471	14,957	3.4
Profit from operations	454	643	(29.4)	2,233	2,299	(2.9)
EBITDA	935	1,190	(21.4)	4,261	4,183	1.9
Adjusted EBITDA	935	1,206	(22.5)	4,261	4,240	0.5
Average number of employees	39,347	37,381	5.3	38,231	36,076	6.0

Comments on the table:
Including first-time consolidation of SunCom from February 22, 2008.

Europe operating segment*:
	Q4 2009 millions of €	Q4 2008 millions of €	Change %	FY 2009 millions of €	FY 2008 millions of €	Change %
Total revenue	2,473	2,795	(11.5)	10,034	11,354	(11.6)
Of which: T-Mobile UK	815	978	(16.7)	3,390	4,051	(16.3)
Of which: T-Mobile NL	446	466	(4.3)	1,807	1,806	0.1
Of which: PTC	451	538	(16.2)	1,757	2,260	(22.3)
Of which: T-Mobile CZ	293	329	(10.9)	1,191	1,329	(10.4)
Of which: T-Mobile A	256	270	(5.2)	1,038	1,085	(4.3)
Net revenue	2,341	2,656	(11.9)	9,486	10,798	(12.2)
Profit (loss) from operations	306	10	n.a.	(905)	496	n.a.
EBITDA	632	649	(2.6)	2,506	2,853	(12.2)
Adjusted EBITDA	662	708	(6.5)	2,557	2,939	(13.0)
Of which: T-Mobile UK	164	242	(32.2)	611	888	(31.2)
Of which: T-Mobile NL	135	85	58.8	430	352	22.2
Of which: PTC	161	165	(2.4)	616	785	(21.5)
Of which: T-Mobile CZ	141	143	(1.4)	614	634	(3.2)
Of which: T-Mobile A	78	80	(2.5)	283	285	(0.7)
Average number of employees	17,673	18,152	(2.6)	18,105	17,945	0.9

Comments on the table:
Including an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash-generating unit
T-Mobile UK in the first quarter of 2009.

Southern and Eastern Europe operating segment*:
	Q4 2009 millions of €	Q4 2008 millions of €	Change %	FY 2009 millions of €	FY 2008 millions of €	Change %
Total revenue	2,589	1,146	n.a.	9,685	4,645	n.a.
Of which: Hungary	442	482	(8.3)	1,682	2,006	(16.2)
Of which: Croatia	276	302	(8.6)	1,161	1,223	(5.1)
Of which: Slovakia	240	258	(7.0)	974	994	(2.0)
Of which: Greece	1,099	-	-	3,899	-	-
Of which: Romania	309	-	-	1,104	-	-
Of which: Othera	254	107	n.a.	976	435	n.a.
Net revenue	2,545	1,115	n.a.	9,510	4,497	n.a.
Profit (loss) from operations	(166)	(5)	n.a.	1,037	915	13.3
EBITDA	878	377	n.a.	3,784	1,949	94.2
Adjusted EBITDA	936	411	n.a.	3,826	2,014	90.0
Of which: Hungary	153	172	(11.0)	675	820	(17.7)
Of which: Croatia	111	114	(2.6)	525	557	(5.7)
Of which: Slovakia	89	84	6.0	439	427	2.8
Of which: Greece	412	-	-	1,447	-	-
Of which: Romania	66	-	-	293	-	-
Of which: Othera	102	42	n.a.	445	211	n.a.
Average number of employees	53,506	20,956	n.a.	51,172	21,229	n.a.

Comments on the table:
Including first-time consolidation of OTE from February 1, 2009.
a “Other” consists of Bulgaria, Albania, Macedonia, and Montenegro.

Systems Solutions operating segment*:
	Q4 2009 millions of €	Q4 2008 millions of €	Change %	FY 2009 millions of €	FY 2008 millions of €	Change %
Total revenue	2,388	2,599	(8.1)	8,798	9,343	(5.8)
- Computing & Desktop Services - Systems Integration - Telecommunications	1,050 421 917	1,132 456 1,011	(7.2) (7.7) (9.3)	3,835 1,595 3,368	3,877 1,741 3,725	(1.1) (8.4) (9.6)
Net revenue	1,618	1,773	(8.7)	6,083	6,368	(4.5)
New orders	3,291	2,855	15.3	9,305	10,235	(9.1)
Profit (loss) from operations	(65)	(326)	80.1	(11)	81	n.a.
EBITDA	139	(119)	n.a.	710	862	(17.6)
Adjusted EBITDA	250	231	8.2	923	826	11.7
Average number of employees	46,122	46,053	0.1	45,328	46,095	(1.7)

Comments on the table:
The 160,000 or so business customers transferred from the Systems Solutions operating segment effective January 1, 2009 are shown as part of the fixed-network operations in the Germany operating segment. All prior-quarter and prior-year figures have been adjusted for better comparability.

Group Headquarters & Shared Services*:
	Q4 2009 millions of €	Q4 2008 millions of €	Change %	FY 2009 millions of €	FY 2008 millions of €	Change %
Total revenue	587	602	(2.5)	2,410	2,781	(13.3)
Net revenue	56	58	(3.4)	253	307	(17.6)
Profit (loss) from operations	(285)	(366)	22.1	(1,249)	(1,266)	1.3
EBITDA	(100)	(151)	33.8	(416)	(493)	15.6
Adjusted EBITDA	(11)	(141)	92.2	(315)	(181)	(74.0)
Average number of employees	20,815	19,571	6.4	20,181	23,581	(14.4)

*Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of non-GAAP performance measures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to “Reconciliation of pro forma figures” posted on Deutsche Telekom's Investor Relations website at www.telekom.com.

Development of customer numbers in the full year 2009.

Germany operating segment:
	Dec. 31, 2009 thousands	Dec. 31, 2008 thousands	Change thousands	Change %
Fixed network
Fixed-network linesa	26,236	28,301	(2,065)	(7.3)
Broadband lines retaila	11,477	10,594	883	8.3
Wholesale bundled linesb	1,621	2,537	(916)	(36.1)
ULLsc	9,093	8,270	823	10.0
Wholesale unbundled linesd	600	206	394	n.a.
Mobile communications
Mobile communications customerse, f	39,136	39,101	35	0.1

Comments on the table:
Percentages were calculated on the basis of figures shown. The Business Customers unit was transferred from the Systems Solutions operating segment into the former Broadband/Fixed Network operating segment effective January 1, 2009 and has been reported under the Germany operating segment since July 1, 2009. All prior-quarter and prior-year figures have been adjusted for better comparability.
a Lines in operation excluding internal use and public telecommunications systems, including IP-based lines and congstar.
b Wholesale bundled lines: sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP-Bitstream Access (IP-BSA). In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over these lines.
c Unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
d Wholesale unbundled lines: wholesale service not bundled with a PSTN line, e.g., IP-BSA Stand Alone. Allows competitors to offer an all-IP product range.
e One mobile communications card corresponds to one customer.
f Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards,
T-Mobile Deutschland changed its terms of contract and therefore its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice.
T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

United States operating segment:
	Dec. 31, 2009 thousands	Dec. 31, 2008 thousands	Change thousands	Change %
Mobile customersa	33,790	32,758	1,032	3.2

Comments on the table:
a One mobile communications card corresponds to one customer.

Europe operating segment:
	Dec. 31, 2009 thousands	Dec. 31, 2008 thousands	Change thousands	Change %
Mobile customersa	44,179	44,192	(13)	(0.0)
Of which: T-Mobile UKb	17,178	16,786	392	2.3
Of which: T-Mobile NLc, d	4,592	5,309	(717)	(13.5)
Of which: PTC	13,500	13,273	227	1.7
Of which: T-Mobile CZ	5,464	5,422	42	0.8
Of which: T-Mobile A	3,446	3,402	44	1.3

Comments on the table:
a One mobile communications card corresponds to one customer.
b Including Virgin Mobile.
c The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.
d Around 900,000 inactive customers were added to the customer base due to the acquisition of Orange and the migration in the 2009 financial year of Orange customers to T-Mobile’s customer base. After a period of inactivity of 180 days, these customers were churned in the fourth quarter of 2009, substantially reducing prepay customer figures.

Southern and Eastern Europe operating segment:
	Dec. 31, 2009 thousands	Dec. 31, 2008 thousands	Change thousands	Change %
Fixed network
Fixed-network linesa	11,934	12,846	(912)	(7.1)
Of which: Hungary	1,821	2,011	(190)	(9.4)
Of which: Croatia	1,484	1,550	(66)	(4.3)
Of which: Slovakia	1,101	1,126	(25)	(2.2)
Of which: Greece	4,228	4,579	(351)	(7.7)
Of which: Romania	2,776	3,005	(229)	(7.6)
Broadband lines retail	3,546	2,988	558	18.7
Wholesale bundled linesb	229	311	(82)	(26.4)
ULLsc	1,083	693	390	56.3
Wholesale unbundled linesd	33	23	10	43.5
Mobile communications
Mobile customerse	34,576	31,565	3,011	9.5
Of which: Hungary	5,120	5,362	(242)	(4.5)
Of which: Croatia	2,859	2,690	169	6.3
Of which: Slovakia	2,376	2,347	29	1.2
Of which: Greece	9,218	7,893	1,325	16.8
Of which: Romaniaf	7,280	5,894	1,386	23.5

Comments on the table:
Including first-time consolidation of OTE from February 1, 2009. Prior-year figures have been adjusted accordingly on a pro forma basis.
a Lines in operation excluding internal use and public telecommunications, including IP-based lines.
b Wholesale bundled lines: sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP-Bitstream Access (IP-BSA). In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over these lines.
c Unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
d Wholesale unbundled lines: wholesale service not bundled with a PSTN line, e.g., IP-BSA Stand Alone. Allows competitors to offer an all-IP product range.
e One mobile communications card corresponds to one customer.
f Including the Romanian company Zapp since November 1, 2009, prior-year figures not adjusted.

Net additions in the fourth quarter of 2009.

Germany operating segment:
	Q4 2009 thousands	Q4 2008 thousands	Change thousands	Change %
Fixed network
Fixed-network linesa	(417)	(677)	260	38.4
Broadband lines retaila	177	352	(175)	(49.7)
Wholesale bundled linesb	(132)	(368)	236	64.1
ULLsc	178	364	(186)	(51.1)
Wholesale unbundled linesd	83	152	(69)	(45.4)
Mobile communications
Mobile communications customerse, f	(195)	301	(496)	n.a.

Comments on the table:
Totals were calculated on the basis of precise figures and rounded to millions. Percentages were calculated on the basis of figures shown.
The Business Customers unit was transferred from the Systems Solutions operating segment into the former Broadband/Fixed Network operating segment effective January 1, 2009 and has been reported under the Germany operating segment since July 1, 2009. All prior-quarter and prior-year figures have been adjusted for better comparability.
a Lines in operation excluding internal use and public telecommunications systems, including IP-based lines and congstar.
b Wholesale bundled lines: sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP-Bitstream Access (IP-BSA). In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over these lines.
c Unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
d Wholesale unbundled lines: wholesale service not bundled with a PSTN line, e.g., IP-BSA Stand Alone. Allows competitors to offer an all-IP product range.
e One mobile communications card corresponds to one customer.
f Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards,
T-Mobile Deutschland changed its terms of contract and therefore its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice.
T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

United States operating segment:
	Q4 2009 thousands	Q4 2008 thousands	Change thousands	Change %
Mobile customersa	371	621	(250)	(40.3)

Comments on the table:
a One mobile communications card corresponds to one customer.

Europe operating segment:
	Q4 2009 thousands	Q4 2008 thousands	Change thousands	Change %
Mobile customersa	(229)	325	(554)	n.a.
Of which: T-Mobile UKb	571	(16)	587	n.a.
Of which: T-Mobile NLc, d	(883)	(18)	(865)	n.a.
Of which: PTC	17	260	(243)	(93.5)
Of which: T-Mobile CZ	6	30	(24)	(80.0)
Of which: T-Mobile A	59	69	(10)	(14.5)

Comments on the table:
a One mobile communications card corresponds to one customer.
b Including Virgin Mobile.
c The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.
d Around 900,000 inactive customers were added to the customer base due to the acquisition of Orange and the migration in the 2009 financial year of Orange customers to T-Mobile’s customer base. After a period of inactivity of 180 days, these customers were churned in the fourth quarter of 2009, substantially reducing prepay customer figures.

Southern and Eastern Europe operating segment:
	Q4 2009 thousands	Q4 2008 thousands	Change thousands	Change %
Fixed network
Fixed-network linesa	(250)	(169)	(81)	(47.9)
Of which: Hungary	(49)	(44)	(5)	(11.4)
Of which: Croatia	(13)	(9)	(4)	(44.4)
Of which: Slovakia	(3)	0	(3)	n.a.
Of which: Greece	(121)	(96)	(25)	(26.0)
Of which: Romania	(56)	(4)	(52)	n.a.
Broadband lines retail	161	275	(114)	(41.5)

Wholesale bundled linesb	(17)	(47)	30	63.8
ULLsc	112	114	(2)	(1.8)
Mobile communications
Mobile customersd	865	429	n.a.	n.a.
Of which: Hungary	(87)	206	(293)	n.a.
Of which: Croatia	(26)	70	(96)	n.a.
Of which: Slovakia	75	30	45	n.a.
Of which: Greece	154	n.a.	n.a.	n.a.
Of which: Romania	681	n.a.	n.a.	n.a.

Comments on the table:
First-time consolidation of OTE from February 1, 2009. Fixed-network prior-year figures have been adjusted accordingly on a pro forma basis.
a Lines in operation excluding internal use and public telecommunications, including IP-based lines.
b Wholesale bundled lines: sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP-Bitstream Access (IP-BSA). In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over these lines.
c Unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
d One mobile communications card corresponds to one customer.

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. These also include statements on market potential, statements on finance guidance, as well as on the dividend outlook. They are generally identified by the terms "expect," "anticipate," "believe," "intend," "estimate," "aim for," "goal," "plan," "will," "strive for," "outlook" or similar expressions and often include information that relates to net revenue expectations or targets for adjusted EBITDA, profit or loss, earnings performance and other indicators, as well as personnel-related measures and workforce adjustments. Forward-looking statements are based on current plans, estimates, and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative, the restructuring of operating activities in Germany, and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation, and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, changes in the economic and business environments – for example, the current economic slump – in markets where we, our subsidiaries and affiliates operate, the enduring instability and volatility on the global financial markets, as well as exchange rate and interest rate fluctuations can also adversely affect our business development and the availability of capital at favorable terms. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be met. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a rule, Deutsche Telekom does not predict the net effect of future special factors due to their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom's results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under the link "Investor Relations."

Deutsche Telekom AG
Corporate Communications

Tel.: +49 (0) 228 181-49 49
E-mail: presse@telekom.de

Further information for journalists is available at www.telekom.com/presse

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: February 25, 2010